Filed pursuant to Rule 424(b)(3)
File No. 333-149338

MESQUITE MINING, INC.
Prospectus

1,000,000 SHARES
COMMON STOCK AT $.025 PER SHARE

This is the initial offering of common stock of Mesquite Mining, Inc. and no public market currently exists for the securities being offered. We are offering for sale a total of 1,000,000 shares of common stock at a price of $.025 per share. The offering is being conducted on a self-underwritten, best effort, all-or-none basis, which means our officer and/or director, Beverly Frederick will attempt to sell the shares. This Prospectus will permit our officer and/or director to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she may sell. Ms. Frederick will sell the shares and intends to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, she will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934. We intend to open a standard, non-interest bearing, bank checking account to be used only for the deposit of funds received from the sale of the shares in this offering. If all the shares are not sold and the total offering amount is not deposited by the expiration date of the offering, the funds will be promptly returned to the investors, without interest or deduction. The shares will be offered at a price of $.025 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of director for an additional 90 days. The offering will end on September 10, 2008.

	Offering Price Per Share	Commissions	Proceeds to Company Before Expenses
Common Stock	$0.025	Not Applicable	$25,000
Total	$0.025	Not Applicable	$25,000

Mesquite Mining, Inc. is an exploration stage company and currently has no operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a loss of your investment. Our independent auditor has issued an audit opinion for Mesquite Mining, Inc. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

As of the date of this prospectus, our stock is presently not traded on any market or securities exchange and there is no assurance that a trading market for our securities will ever develop.

The purchase of the securities offered through this prospectus involves a high degree of risk. You should carefully read and consider the section of this prospectus entitled "Risk Factors" on pages 4 through 9 before buying any shares of Mesquite Mining, Inc.'s common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Dated March 14, 2008

PROSPECTUS
MESQUITE MINING, INC.
1,000,000 SHARES
COMMON STOCK

TABLE OF CONTENTS

PROSPECTUS SUMMARY

As used in this prospectus, unless the context otherwise requires, "we," "us," "our," and "Mesquite" refers to Mesquite Mining, Inc. The following summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision to purchase our common stock.

MESQUITE MINING, INC.

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. Mesquite Mining, Inc. was incorporated in the State of Delaware on October 23, 2007. We intend to use the net proceeds from this offering to develop our business operations (See "Description of Business" and "Use of Proceeds"). We are an exploration stage company with no revenues or operating history. The principal executive offices are located at 4321 7th Avenue, Los Angeles, CA 90008.

We received our initial funding of $15,000 through the sale of common stock to our director who purchased 1,500,000 shares of common stock at $.01 per share on November 3, 2007. From inception until the date of this filing, we have had no operating activities. Our financial statement from inception (October 23, 2007) through the year ended December 31, 2007 report no revenues and a net loss of $8,493. Our independent auditor has issued an audit opinion for Mesquite Mining, Inc. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

We currently own a 100% undivided interest in a mineral property, the Candy Lode Mining Claim, located in the State of Nevada that we call the "Candy Property." The Candy Property consists of an area of approximately 20 acres located in the Goodsprings (Yellow Pine) Mining District, Clark County, Nevada. Title to the Candy Property is held by Mesquite Mining, Inc. Our plan of operation is to conduct mineral exploration activities on the Candy Property in order to assess whether it possess deposits of minerals capable of commercial extraction.

We have not earned any revenues to date. We do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our property, or if such deposits are discovered, that we will enter into further substantial exploration programs.

As of the date of this prospectus, there is no public trading market for our common stock and no assurance that a trading market for our securities will ever develop.

THE OFFERING

The Issuer: Mesquite Mining, Inc.

Securities Being Offered: 1,000,000 shares of common stock

Price Per Share: $0.025

Duration of Offering:	The shares are offered for a period not to exceed 180 days, unless extended by our Board of Directors for an additional 90 days.
Net Proceeds:	$25,000
Securities Issued and Outstanding:	1,500,000 shares of common stock were issued and outstanding as of the date of this prospectus.
Registration Costs:	We estimate our total offering registration costs to be $4,500.
Risk Factors:	See "Risk Factors" and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock, when and if we trade at a later date, could decline due to any of these risks, and you may lose all or part of your investment.

Risks Associated to our Business

We are an exploration stage company but have not yet commenced exploration activities on our claims. We expect to incur operating losses for the foreseeable future.

We were incorporated on October 23, 2007 and to date have been involved primarily in organizational activities and the acquisition of the mineral claims. We have not yet commenced exploration on the Candy Lode Claim. Accordingly, we have no way to evaluate the likelihood that our business will be successful. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We expect to incur significant losses into the foreseeable future. We recognize that if production of minerals from the claims are not forthcoming, we will not be able to continue business operations.   There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Without the funding from this offering we will be unable to implement our business plan.

Our current operating funds are less than necessary to complete the intended exploration program on our mineral claim. We will need the funds from this offering to complete our business plan. As of December 31, 2007, we had cash in the amount of $6,507. We currently do not have any operations and we have no income.

We have yet to earn revenue and our ability to sustain our operations is dependent on our ability to raise financing. As a result, our accountant believes there is substantial doubt about our ability to continue as a going concern.

We have accrued net losses of $8,493 for the period from our inception on October 23, 2007 to December 31, 2007, and have no revenues to date. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the development of our mineral claims. These factors raise substantial doubt that we will be able to continue as a going concern. George Stewart, our independent auditor, has expressed substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result we may have to liquidate our business and you may lose your investment. You should consider our auditor's comments when determining if an investment in Mesquite Mining, Inc. is suitable.

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, we face a high risk of business failure.

You should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The Candy Property does not contain a known body of any commercial minerals and, therefore, any program conducted on the Candy Property would be an exploratory search of any minerals   There is no certainty that any expenditures made in the exploration of the Candy Property will result in discoveries of any commercial quantities of minerals. Most exploration projects do not result in the discovery of commercially mineable mineral deposits. Problems such as unusual or unexpected formations and other conditions are common to mineral exploration activities and often result in unsuccessful exploration efforts. If the results of our exploration program do not reveal viable commercial mineralization, we may decide to abandon our claim and acquire new claims for new exploration. Our ability to acquire additional claims will be dependent upon our possessing adequate capital resources when needed. If no funding is available, we may be forced to abandon our operations.

We have no known mineral reserves and if we cannot find any, we may have to cease operations.

We have no mineral reserves. If we do not find any commercially exploitable mineral reserves or if we cannot complete the exploration of any mineral reserves, either because we do not have the money to do so or because it is not economically feasible to do so, we may have to cease operations and you may lose your investment. Mineral exploration is highly speculative. It involves many risks and is often non-productive. Even if we are able to find mineral reserves on our property our production capability will be subject to further risks including:

— The costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which we have not budgeted for;
— The availability and costs of financing;
—- The ongoing costs of production; and
— Risks related to environmental compliance regulations and restraints.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the lack of milling facilities and processing equipment near the Candy Property, and other factors such as government regulations, including regulations relating to allowable production, the importing and exporting of minerals, and environmental protection.

Given the above noted risks, the chances of our finding and commercially exploiting reserves on our mineral properties are remote and funds expended on exploration will likely be lost.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time we have no insurance to cover against these hazards. The payment of such liabilities may result in our inability to complete our planned exploration program and/or obtain additional financing to fund our exploration program.

As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated cost of our exploration program.

There are several governmental regulations that materially restrict mineral exploration. We will be subject to the laws of the State of Nevada as we carry out our exploration program. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these laws. If we enter the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

    (a)   Water discharge will have to meet drinking water standards;

    (b)   Dust generation will have to be minimal or otherwise re-mediated;

    (c)   Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;

    (d)   An assessment of all material to be left on the surface will need to be environmentally benign;

    (e)   Ground water will have to be monitored for any potential contaminants;

    (f)   The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be remediated; and

    (g)   There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

There is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program. We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to its natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program. If remediation costs exceed our cash reserves we may be unable to complete our exploration program and have to abandon our operations.

Because our sole officer and/or director does not have any formal training specific to the technicalities of mineral exploration, there is a higher risk our business will fail.

Our sole officer and director is Beverly Frederick.   Ms. Frederick has no formal training as a geologist or in the technical aspects of management of a mineral exploration company. Her prior business experiences have primarily been within the residential and commercial real estate industry and not in the mineral exploration business. With no direct training or experience in these areas, our management may not be fully aware of the specific requirements related to working within this industry. Our management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

There is a risk that our property does not contain any known bodies of ore resulting in any funds spent on exploration being lost.

There is the likelihood of our mineral claim containing little or no economic mineralization or reserves. We have a geological report detailing previous exploration in the area, and the claim has been staked per Nevada regulations. However, there is the possibility that previous work conducted was not carried out properly and our claim does not contain any reserves, resulting in any funds spent on exploration being lost.

Because we have not surveyed the Candy Lode Claim, we may discover mineralization on the claims that is not within our claim boundaries.

While we have conducted a mineral claim title search, this should not be construed as a guarantee of claim boundaries. Until the claim is surveyed, the precise location of the boundaries of the claim may be in doubt. If we discover mineralization that is close to the claim boundaries, it is possible that some or all of the mineralization may occur outside the boundaries. In such a case we would not have the right to extract those minerals.

If we discover commercial reserves of precious metals on our mineral property, we can provide no assurance that we will be able to successfully advance the mineral claims into commercial production.

If our exploration program is successful in establishing ore of commercial tonnage and grade, we will require additional funds in order to advance the claim into commercial production. Obtaining additional financing would be subject to a number of factors, including the market price for the minerals, investor acceptance of our claims and general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. We may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible and you may lose any investment you make in this offering.

If access to our mineral claims is restricted by inclement weather, we may be delayed in our exploration and any future mining efforts.

It is possible that snow or rain could cause the mining roads providing access to our claims to become impassable. If the roads are impassable we would be delayed in our exploration timetable.

Based on consumer demand, the growth and demand for any ore we may recover from our claims may be slowed, resulting in reduced revenues to the company.

Our success will be dependent on the growth of demand for ores. If consumer demand slows our revenues may be significantly affected. This could limit our ability to generate revenues and our financial condition and operating results may be harmed.

Because our current officer and/or director has other business interests, she may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Ms. Beverly Frederick, our officer and director, currently devotes approximately 6 hours per week providing management services to us. While she presently possesses adequate time to attend to our interest, it is possible that the demands on her from other obligations could increase, with the result that she would no longer be able to devote sufficient time to the management of our business. This could negatively impact our business development.

Risks Associated with this Offering

The trading in our shares will be regulated by the Securities and Exchange Commission Rule 15G-9 which established the definition of a "Penny Stock."

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase, if at all.

We are selling this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our officer and/or director, who will receive no commissions. She will offer the shares to friends, family members, and business associates, however, there is no guarantee that she will be able to sell any of the shares. Unless she is successful in selling all of the shares and we receive the proceeds from this offering, we may have to seek alternative financing to implement our business plan.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this offering.

We are not registered on any public stock exchange. There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the Over-The-Counter Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filing with the SEC or applicable regulatory authority. Market makers are not permitted to begin quotation of a security whose issuer does not meet his filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 to 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Mesquite Mining, Inc. and anyone acting on our behalf, with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares

without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

You will incur immediate and substantial dilution of the price you pay for your shares.

Our existing stockholder acquired her shares at a cost of $.01 per share, a cost per share substantially less than that which you will pay for the shares you purchase in this offering. Upon completion of this offering the net tangible book value of the shares held by our existing stockholder (1,500,000 shares) will be increased by $.017 per share without any additional investment on her part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.025 (per share) to $0.08 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.017 per share, reflecting an immediate reduction in the $.025 per share he paid for their shares.

We will be holding all the proceeds from the offering in a standard bank checking account until all shares are sold. Because the shares are not held in an escrow or trust account there is a risk your money will not be returned if all the shares are not sold.

All funds received from the sale of shares in this offering will be deposited into a standard bank checking account until all shares are sold and the offering is closed, at which time, the proceeds will be transferred to our business operating account. In the event all shares are not sold we have committed to promptly return all funds to the original purchasers. However since the funds will not be placed into an escrow, trust or other similar account, there can be no guarantee that any third party creditor who may obtain a judgment or lien against us would not satisfy the judgment or lien by executing on the bank account where the offering proceeds are being held, resulting in a loss of any investment you make in our securities.

We will incur ongoing costs and expenses for SEC reporting and compliance. Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the payment of the estimated $4,500 cost of this registration statement to be paid from existing cash on hand. If necessary, Ms. Frederick, our director, has verbally agreed to loan the company funds to complete the registration process. We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Ms. Frederick, a director of the company, beneficially owns 100% of the outstanding shares of our common stock. After the completion of this offering she will own 60% of the outstanding shares. If she chooses to sell her shares in the future, it might have an adverse effect on the price of our stock.

Due to the amount of Ms. Frederick's share ownership in our company, if she chooses to sell her shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If she does sell any of her common stock, she will be subject to Rule 144 under the 1933 Securities Act which will restrict her ability to sell her shares.

Forward Looking Statement

This prospectus contains forward-looking statements that involve risk and uncertainties. We use words such as "anticipate", "believe", "plan", "expect", "future", "intend", and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the "Risk Factors" section and elsewhere in this prospectus.

USE OF PROCEEDS

Assuming sale of all of the shares offered herein, of which there is no assurance, the net proceeds from this offering will be $25,000. The proceeds are expected to be disbursed, in the priority set forth below, during the first twelve (12) months after the successful completion of the offering:

Category	Planned Expenditures Over The Next 12 Months
Phase 1 Exploration Program	$ 6,500
Phase 2 Exploration Program	$ 9,500
Legal and Accounting	$ 7,500
Administrative Expenses	$ 1,500
TOTAL PROCEEDS TO COMPANY	$ 25,000

We will establish a separate bank account and all proceeds will be deposited into that account until the total amount of the offering is received and all shares are sold, at which time the funds will be released to us for use in our operations. In the event we do not sell all of the shares before the expiration date of the offering, all funds will be returned promptly to the subscribers, without interest or deduction. If necessary, Ms. Frederick, our director, has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.

DETERMINATION OF OFFERING PRICE

The offering price of the share has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing shareholders.

As of December 31, 2007, the net tangible book value of our shares was $6,507 or $.004 per share, based upon 1,500,000 shares outstanding.

Upon completion of this offering, but without taking into account any change in the net tangible book value after completion of this offering other than that resulting from the sale of the shares and receipt of the total proceeds of $25,000, the net tangible book value of the 2,500,000 shares to be outstanding will be $31,507, or approximately $.013 per share. Accordingly, the net tangible book value of the shares held by our existing stockholder (1,500,000 shares) will be increased by $.017 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.025 (per share) or $.008 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.017 per share, reflecting an immediate reduction in the $.025 price per share he paid for their shares. After completion of the offering, the existing shareholder will own 60.0% of the total number of shares then outstanding, for which she will have made an investment of $15,000 or $.01 per share. Upon completion of the offering, the purchasers of these shares offered hereby will own 40.0% of the total number of shares then outstanding, for which they will have made a cash investment of $25,000, or $.025 per share.

The following table illustrates the per share dilution to the new investors:

Public Offering Price Per Share	$.025
Net Tangible Book Value Prior to this Offering	$.004
Net Tangible Book Value After Offering	$.017
Immediate Dilution per Share to New Investors	$.008

The following table summarizes the number and percentages of shares purchased, the amount and percentage of consideration paid and the average price per share paid by our existing stockholder and by new investors in this offering:

	Price Per Share	Total Number of Shares Held	Percent of Ownership	Consideration Paid
Existing Shareholder	$.01	1,500,000	60.0	$15,000
Investors in this Offering	$.025	1,000,000	40.0	$20,000

PLAN OF DISTRIBUTION

Offering will be sold by our Officer and/or Director

This is a self-underwritten offering. This prospectus permits our officer and/or director to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she may sell. There are no plans or arrangement to enter into any contracts or agreements to sell the shares with a broker or dealer. Our officer and/or director, Ms. Beverly Frederick, will sell the shares and intends to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, she will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Our officer and/or director will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

   a. Our officer and/or director is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation; and,

b. Our officer and/or director will not be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transaction in securities; and

c. Our officer and/or director is not, nor will she be at the time of her participation in the offering, an associated person of a broker-dealer; and

d. Our officer and/or director meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that she (A) primarily performs or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a) (4)(iii).

Our officer and/or director, control persons and affiliates of same do not intend to purchase any shares in this offering.

Terms of the Offering

The shares will be sold at the fixed price of $.025 per share until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This offering will commence on the date of this prospectus and will continue for a period of 180 days (the "Expiration Date"), unless extended by our Board of Directors for an additional 90 days.

Deposit of Offering Proceeds

This is a "best efforts", "all or none" offering and, as such, we will not be able to spend any of the proceeds unless all the shares are sold and all proceeds are received. We intend to hold all funds collected from subscriptions in a separate bank account until the total amount of $20,000 has been received. At that time, the funds will be transferred to our business account for use in implementation of our business plan. In the event the offering is not sold out prior to the Expiration Date, all money will be promptly returned to the investors, without interest or deduction. We determined the use of the standard bank account was the most efficient use of our current limited funds. Please see the "Risk Factors" section to read the related risk to you as a purchaser of any shares.

Procedures and Requirements for Subscription

If you decide to subscribe to any shares in this offering, you will be required to execute a Subscription Agreement and tender it, together with a check or bank money order made payable to Mesquite Mining, Inc. Subscriptions, once received by the company, are irrevocable.


MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


No Public Market for Common Stock

There is currently no public market for our common stock. There has been no public trading of our securities, and, therefore, no high and low bid pricing.

As of the date of this prospectus, Mesquite Mining, Inc. has one shareholder of record. We have paid no cash dividends and have no outstanding options. We have no securities authorized for issuance under equity compensation plans.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a suitably written statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, if our common stock becomes subject to the penny stock rules, stockholders may have difficulty selling those securities.

Regulation M

Our officer and/or director, who will sell the shares, is aware that she is required to comply with the provisions of Regulation M, promulgated under the Securities and Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the officer and/or director, sales agent, any broker-dealer or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

Our cash balance is $6,507 as of December 31, 2007. We believe our cash balance is sufficient to fund our limited levels of operations until April, 2008. If we experience a shortage of funds prior to funding we may utilize funds from our director, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees, however she has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. In order to achieve our business plan goals, we will need the funding from this offering. We are an exploration stage company and have generated no revenue to date. We have sold $15,000 in equity securities to pay for our minimum level of operations.

Our auditor has issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach that stage.

Our plan of operation is to conduct mineral exploration activities on the Candy Property in order to assess whether the property contains mineral reserves capable of commercial extraction. Our exploration program is designed to explore for commercially viable deposits of silver, gold and other minerals. We have not, nor has any predecessor, identified any commercially exploitable reserves of these minerals on the Candy Property.

Our plan of operation for the twelve months following the date of this prospectus is to complete the first phase of the exploration program on our claim consisting of geological mapping, soil sampling and rock sampling. In addition to the $16,000 we anticipate spending for Phase 1 and 2 for the exploration program as outlined below, we anticipate spending an additional $9,000 on professional and administrative fees, including fees payable in connection with the filing of this registration statement and complying with reporting obligations. Total expenditures over the next 12 months are therefore expected to be approximately $25,000, which is the amount to be raised in this offering and our cash on hand. If we experience a shortage of funds prior to funding during the next 12 months, we may utilize funds from our director, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however she has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. We will require the funds from this offering to proceed.

We engaged Mr. Laurence Sookochoff, P. Eng., to prepare a geological evaluation report on the Candy Property. Mr. Sookochoff's report summarizes the results of the history of the exploration of the mineral claims, the regional and local geology of the mineral claims and the mineralization and the geological formations identified as a result of the prior exploration in the claim areas. The geological report also gives conclusions regarding potential mineralization of the mineral claims and recommends a further geological exploration program on the mineral claims. The exploration program recommended by Mr. Sookochoff is as follows:

Phase	Exploration Program	Cost	Status
Phase I	VLF-EM and magnetometer surveys	$6,500	Expected to be completed in spring, 2008 (dependent on consulting geologist's schedule).
Phase II	Localized soil surveys, trenching and sampling over known and indicated mineralized zones	$9,500	Expected to be completed in fall, 2008 (depending on the results of Phase 1, and consulting geologist's schedule).
Phase III	Test Diamond drilling outlined by Phase 1 and 2 programs.	$70,000	Expected to be completed in winter, 2008 (depending on the results of Phase 2, and consulting geologist's schedule.)
	Total Estimated Cost	**$86,000**	

If we are successful in raising the funds from this offering, we plan to commence Phase I of the exploration program on the claim in spring, 2008. We expect this phase to take 14 days to complete and an additional two months for the consulting geologist to receive the results of the assay lab and prepare his report.

The above program costs are management's estimates based upon the recommendations of the professional consulting geologist's report and the actual project costs may exceed our estimates. To date, we have not commenced exploration.

Following Phase I of the exploration program, if it proves successful in identifying mineral deposits, we intend to proceed with Phase II of our exploration program. The estimated cost of this program is $9,500 and will take approximately 10 days to complete and an additional two months for the consulting geologist to receive the results from the assay lab and prepare his report.

Following Phase II of the exploration program, if it proves successful in identifying mineral deposits, we intend to proceed with Phase III of our exploration program if we are able to raise the funds necessary. The estimated cost of this program is $70,000 and will take approximately 2 weeks to complete and an additional two months for the consulting geologist to receive the results from the assay lab and prepare his report.

We anticipate commencing Phase II of our exploration program in fall, 2008, depending on whether Phase 1 program proves successful in identifying mineral deposits. Subject to financing, we anticipate commencing Phase III of our exploration program in 2009, depending on whether Phase II program proves successful in identifying mineral deposits. We have a verbal agreement with Laurence Sookochoff, P. Eng., the consulting geologist who prepared the geology report on our claim, to retain his services for our planned exploration program. We will require additional funding to proceed with Phase III and any subsequent work on the claim, we have no current plans on how to raise the additional funding. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work after the first two phases of the exploration program.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are an exploration stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our property, and possible cost overruns due to increases in the cost of services.

To become profitable and competitive, we must conduct the exploration of our properties before we start into production of any minerals we may find. We are seeking funding from this offering to provide the capital required for the first two phases of our exploration program. We believe that the funds from this offering will allow us to operate for one year.

We have no assurance that future financing will materialize. If that financing is not available to use for the third phase of our exploration program we may be unable to continue.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from this offering. We cannot guarantee that we will be able to sell all the shares required. If we are successful, any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus. If the first two phases of our exploration program are successful in identifying mineral deposits we will attempt to raise the necessary funds to proceed with phase three, and any subsequent drilling and extraction. The sources of funding we may consider to fund this work include a public offering, a private placement of our securities or loans from our director or others.

Our director has agreed to advance funds as needed until the offering is completed or failed and has agreed to pay the cost of reclamation of the property should exploitable minerals not be found and we abandon the third phase of our exploration program and there are no remaining funds in the company. While she has agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law.

The one property in the Company's portfolio, on which the net proceeds of the offering will be spent, is the Candy Lode Claim consisting of one located mineral claim comprising a total of approximately 20 acres. We have not carried out any exploration work on the claims and have incurred no exploration costs.

We received our initial funding of $15,000 through the sale of common stock to Ms. Frederick, our director, who purchased 1,500,000 shares of our common stock at $0.01 per share on November 3, 2007. From inception until the date of this filing we have had no operating activities. Our financial statements from inception (October 23, 2007) through the year ended December 31, 2007 report no revenues and a net loss of $8,493.

Significant Accounting Policies

Basis of Presentation

The Company reports revenues and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates

Management uses estimates and assumption in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Mineral Property Acquisition and Exploration Costs

The Company expenses all costs related to the acquisition and exploration of mineral properties in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all costs are being expensed.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years). Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation is removed from the appropriated accounts and the resultant gain or loss is included in net income.

Income Taxes

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used of financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Financial Accounting Standards statements No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Per Share Information

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

DESCRIPTION OF BUSINESS

Organization within the Last Five Years

Mesquite Mining, Inc. was incorporated on October 23, 2007 under the laws of the State of Delaware. We are engaged in the business of acquisition, exploration and development of natural resource properties.

Beverly Frederick serves as officer and director of our company from inception (October 23, 2007) to current date. No other person other than Ms. Frederick has acted as a promoter of Mesquite Mining, Inc. since our inception. Other than Ms. Frederick's purchase of 1,500,000 shares of our common stock on November 3, 2007, Ms. Frederick has not entered into any agreement with us in which she is to receive from us or provide to us anything of value. Ms. Frederick purchased the 1,500,000 shares of our common stock at a price of $.01 per share for a total of $15,000.

In General

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We currently own a 100% undivided interest in the Candy Lode Mineral Claim located in Clark County, State of Nevada that we call the "Candy Property." We are currently conducting mineral exploration activities on the Candy Property in order to assess whether it contains any commercially exploitable mineral reserves. Currently there are no known mineral reserves on the Candy Property.

We have not earned any revenues to date. Our independent auditor has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern. The source of information contained in this discussion is our geology report prepared by Laurence Sookochoff, P. Eng. dated December 15, 2007.

There is the likelihood of our mineral claim containing little or no economic mineralization or reserves of silver and other minerals. We are presently in the exploration stage of our business and we can provide no assurance that any commercially viable mineral deposits exist on our mineral claims, that we will discover commercially exploitable levels of mineral resources on our property, or, if such deposits are discovered, that we will enter into further substantial exploration programs. Further exploration is required before a final determination can be made as to whether our mineral claims possess commercially exploitable mineral deposits. If our claim does not contain any reserves all funds that we spend on exploration will be lost.

GLOSSARY OF TECHNICAL GEOLOGICAL TERMS

The following defined technical geological terms are used in our prospectus:

Anglesite   A native sulphate of lead. It occurs in white or yellowish transparent, prismatic crystals.

Azurite	Blue carbonate of copper; blue malachite.
Basalt	A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as in dikes).
Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.
Brecciated	The formation of angular rock fragments.
Calamine	A white mineral; a common ore of zinc.
Carbonate	A salt or ester of carbonic acid.
Cerussite	A mineral consisting of lead carbonate that is an important source of lead.
Chrysocolla	A hydrous silicate of copper, occurring massive, of a blue or greenish blue color.
Cinnabar	A heavy reddish mineral consisting of mercuric sulfide; the chief source of mercury.
Clastic	Fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.
Cretaceous	Rocks laid down during the last period of the Mesozoic era (between the Jurassic and Tertiary periods, about 146 to 65 million years ago), at the end of which dinosaurs and many other organisms died out.
Diamond drill(ing)	A rotary type of rock drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water or other fluid is pumped to the cutting face as a lubricant. The drill cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.
Fault Zones	A network of interconnected fractures representing the surficial expression of a fault.
Fold	A planar feature, such as a bedding plane, that has been strongly warped, presumably by deformation.
Galena	The chief ore of lead, commonly found in shallow ore veins in which open cavities are frequent; hence, crystals are common and well developed. Galena is widely distributed and constitutes by far the most important ore for lead. Silver, antimony, arsenic, copper, and zinc minerals often occur in intimate association with galena; consequently, galena ores mined for lead also include other valuable by-products.
Granite	Plutonic igneous rock having visibly crystalline texture; generally composed of feldspar and mica and quartz.
Hydrozincite	An abundant element of the magnesium-cadmium group, extracted principally from the minerals zinc blend, smithsonite, calamine, and franklinite, as an easily fusible bluish white metal, which is malleable, especially when heated.

Igneous	A type of rock which has been formed by the consolidation of magma, a molten substance from the earth's core.
Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
Jurassic	Second Period of Mesozoic Era, which covered span of time between 190 – 135 million years before the present time.
Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.
Limonite	A widely occurring iron oxide ore; a mixture of goethite and hematite and lepidocrocite.
Lode	A mineral deposit in solid rock.
Malachite	Green mineral used as an ore of copper and for making ornamental objects.
Mesozoic	One of the eras of geologic time. It includes the Triassic, Jurassic and Cretaceous periods.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Monte Cristo Limestone Formation	A local name for a geological series of rocks.
Normal Fault	A dip-slip fault in which the block above the fault has moved downward relative to the block below.
Ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.
Oxidization	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral
Paleozoic	Rocks that were laid down during the Paleozoic Era (between 544 and 230 million years before the present time).
Porphyritic	Containing relatively large isolated crystals in a mass of fine texture.
Porphyry	A heterogeneous rock characterized by the presence of crystals in a relatively finer-grained matrix .
Pyrite	The most common of the sulphide minerals. It is usually found associated with other sulphides or oxides in quartz veins, sedimentary rock and metamorphic rock, as well as in coal beds, and as the replacement mineral in fossils.
Quartz	A mineral whose composition is silicon dioxide. A crystalline form of silica.
Sedimentary	A type of rock which has been created by the deposition of solids from a liquid.
Smithsonite	Native zinc carbonate. It generally occurs in stalactitic, reniform, or botryoidal shapes, of a white to gray, green, or brown color.

Stratigraphy	Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.
Structural	Pertaining to geologic structure.
Tertiary	Relating to the first period of the Cenozoic era, about 65 to 1.64 million years ago.
Thrust Faults (Faulting)	A dip-slip fault in which the upper block above the fault plane moves up and over the lower block, so that older strata are placed over younger.
Trenching	The removal of overburden to expose the underlying bedrock.
Triassic	The system of strata that was deposited between 210 and 250 million years before the present time.
Vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.

Acquisition of the Candy Property

In December, 2007, we purchased a 100% undivided interest in a mineral claim known as the Candy Lode Claim for a price of $8,500.   The claims are in good standing until September 1, 2008.

We engaged Laurence Sookochoff, P. Eng., to prepare a geological evaluation report on the Candy Property.   Mr. Sookochoff is a consulting professional geologist in the Geological Section of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Sookochoff attended the University of British Columbia and holds a Bachelor of Science degree in geology.

The work completed by Mr. Sookochoff in preparing the geological report consisted of a review of geological data from previous exploration within the region. The acquisition of this data involved the research and investigation of historical files to locate and retrieve data information acquired by previous exploration companies in the area of the mineral claims.

We received the geological evaluation report on the Candy Property entitled "Geological Evaluation Report on the Candy Lode Mining Claim, Yellow Pine Mining District, Clark County, Nevada, USA" prepared by Mr. Sookochoff on December 15, 2007. The geological report summarizes the results of the history of the exploration of the mineral claims, the regional and local geology of the mineral claims and the mineralization and the geological formations identified as a result of the prior exploration. The geological report also gives conclusions regarding potential mineralization of the mineral claims and recommends a further geological exploration program on the mineral claims. The description of the Candy Property provided below is based on Ms. Sookochoff's report.

Description of Property

The property owned by Mesquite Mining, Inc., on which the net proceeds of the offering will be spent, is the Candy Lode Claim which is comprised of one located mineral claim.   The Candy Lode Claim is located within Sections 28 & 33 Range 58E, Township 25S at the easternmost portion of the Yellow Pine Mining District of Clark County, Nevada. Access from Las Vegas, Nevada to the Candy Lode Claim is southward via Interstate Highway #15 for approximately 31 miles, to within five miles past Jean, Nevada, thence westerly for seven miles to the Candy Lode Claim.

The claim was recorded with the County and the Bureau of Land Management.

MESQUITE MINING INC.



Figure 1. LOCATION MAP



MESQUITE MINING INC.

CANDY LODE MINING CLAIM

Figure 2
CLAIM LOCATION

Physiography, Climate, Vegetation and Water

The Candy Lode Claim is situated at the southern end of the Sheep Mountain Range, a north-south trending range of mountains with peaks reaching an elevation of 4, 184 feet.   The Claim covers a plateau-like area at an elevation of 1,300 feet with a range of elevation on the Claim of a maximum 100 feet.

The area is of a typically desert climate with relatively high temperatures and low precipitation. Vegetation consists mainly of desert shrubs and cactus. Sources of water would be available from valley wells.

Property History

The history of the Yellow Pine Mining District stems from 1856 when Mormon missionaries reported ore in the area. In 1857 the smelting of ore produced 9,000 pounds of lead and in 1898 a mill was built south of Goodsprings. As a result of the mill availability, exploration activity led to the discovery of many of the mines in the area.

The completion of the San Pedro, Los Angeles and Salt Lake railroad in 1905 and recognition of oxidized zinc minerals in the ore in 1906 stimulated development of the mines and the region has been subject to intermittent activity up to 1964, particularly during the World War I and II years.

Although less famous than many of the other mining districts of the Great Basin, it nevertheless ranks second only to Tonopah in total Nevada lead and zinc production. During World War I this district was one of the most productive in the West, but by the end of World War II only a few mines remained in operation.

Even though the mines of this district have been worked primarily for their lead-zinc-silver values, an estimated 91,000 ounces of gold has been recovered as a by-product of copper-lead-silver mining.

Production from the mines of the Yellow Pine Mining District from 1902 to 1929 was 477,717 tons. Bullion recovery from 7,656 tons of this ore by amalgamation and cyanidation was 9,497 ounces of gold and 2,445 ounces of silver. The concentrator treated 230,452 tons of ore which yielded 58,641 tons of lead-zinc concentrate and 32,742 tons of lead concentrate. Crude ore shipped to 1929 was 227,952 tons from which recovery amounted to 3,196 ounces of gold, 422,379 ounces silver, 3,085,675 pounds copper, 34,655,360 pounds lead and 110,833,051 pounds zinc.

The Candy Lode Claim covers the formerly productive Silver Gem mine from which reported production is included with production from the nearby Christmas mine and the Eureka mine. Reported production from 1911-1922 is 532,505 pounds of lead, 449,886 pounds of zinc, 16,635 ounces of silver, 2 ounces of gold, and 195 pounds of copper.

Regional Geology

In the Yellow Pine district, the Spring Mountain Range in the west, and the Sheep Mountain Range in the east consist mainly of Paleozoic sediments which have undergone intense folding accompanied by faulting. A series of Carboniferous sediments consists largely of siliceous limestone and include strata of pure crystalline limestone and dolomite with occasional intercalated beds of fine grained sandstone. These strata have a general west to southwest dip of from 15 to 45 degrees which is occasionally disturbed by local folds. Igneous rocks are scarce and are represented chiefly by quartz-monzonite porphyry dikes and sills. The quartz-monzonite porphyry is intruded into the strata and is of post-Jurassic age, perhaps Tertiary.

Figure 6.

Regional Geology

MESQUITE MINING INC.

CANDY LODE MINING CLAIM

Stratigraphy

The sedimentary rocks in the district range in age from Upper Cambrian to Recent. The Paleozoic section includes the Cambrian Bonanza King and Nopah Formations, the Devonian Sulta, Mississippian Monte Cristo Limestone, Pennsylvanian/Mississippian Bird Spring Formation and Permian Kaibab Limestone.

The Mesozoic section is comprised only of the Triassic Moenkopi and Chinle Formations and an upper Mesozoic unit of uncertain age termed the Lavinia Wash Formation. The Paleozoic rocks are dominantly carbonates while the Mesozoic units are continental clastics. Tertiary rocks include gravels and minor volcanic tuffs.

Only two varieties of intrusive rocks are known in the district. The most abundant is granite porphyry which forms three large sill-like masses. The sills generally lie near major thrust faults and are thought to have been emplaced along breccia zones at the base of the upper plate of the thrust fault. Locally, small dikes of basaltic composition and uncertain age have been encountered in some of the mine workings.

Structure

The region reveals a record of folding, thrust faulting and normal faulting. Folding began in the early Jurassic, resulting in broad flexures in the more massive units and tight folds in the thinly bedded rocks. The thrust faults in the district are part of a belt of thrust faulted rocks, the Foreland Fold and Thrust Belt that stretches from southern Canada to southern California.

Deformation within the belt began in the Jurassic and continued until Cretaceous time. Within the Goodsprings District thrust faulting appears to post-date much of the folding, but despite intensive study the actual age of thrusting continues to be the subject of contentious debate. Three major thrusts have been mapped; from west to east, the Green Monster, Keystone and Contact thrusts.

Of these, the Keystone is the most persistent along strike having been mapped for a distance of over 50 kilometers. The stratigraphic relationships along the Keystone fault are similar to those for all the major thrusts in the area, Cambrian Bonanza King Formation has been thrust eastward over younger Paleozoic rocks.

Property Geology

The Candy Lode Claim is indicated to be underlain by the Mississippian to Permian Bird Spring Formation which unconformably overlies the Yellowpine Limestone Member of the Monte Cristo Limestone Formation.

Regional Mineralization

Ore deposits in the Goodsprings (Yellow Pine) district fall into two distinct types, which may or may not be related, gold-copper deposits and lead-zinc deposits. Gold-copper deposits are clearly related to sill-like masses of granite porphyry. All existing mines worked the contact between the intrusive and surrounding sedimentary rocks. Gold occurred in both the intrusive and the carbonate wall rocks. It appears any carbonate unit was a suitable host.

The lead-zinc deposits are often distant from intrusives and occur as veins or replacements of brecciated rocks along fault zones, either thrust faults or normal faults. Unlike the gold deposits, the productive lead-zinc deposits are restricted to the Monte Cristo Formation.

Mineralogy of gold-copper deposits consist of native gold, pyrite, limonite, cinnabar, malachite, azurite and chrysocolla. Lead-zinc deposits are comprised of hydorzincite, calamine, smithsonite, cerrusite, anglesite, galena

and iron oxides. The rather unusual mineralogy of the district is due to the great depth of surface oxidation exceeding 600 feet.

Typical sulfides such as chalcopyrite, sphalerite and pyrite have been partially or completely altered to more stable hydrated carbonates and sulfates. Only the highly insoluble lead sulfide, galena has successfully resisted surface oxidation.

Primary alteration is difficult to characterize due to the supervene overprint, but again appears to differ for gold-copper deposits and lead-zinc deposits. Gold-copper ores have been extensively sericitized and daolinized, altering the host pluton to a rock that can be mined through simple excavation with little or not blasting. The rock is so thoroughly altered it decrepitates on exposure of the atmosphere. On the other head, lead-zinc deposits appear to be characterized by colomitization and minor silicification.

Property Mineralization

The mineralization on the Candy Lode Claim is reported in documentation on the included Silver Gem mine as a thin breccia zone parallel to bedding in the Bird Spring Formation sporadically imbedded with galena. Vanadinite and cuprodeschloizite are common.

Conclusions and Recommendations

Mr. Sookochoff states in his geology report that the Candy Lode Claim covers some exploratory workings on mineral zones hosting mineralization of sufficient economic values to be shipped to a smelter. As the nature of the mineralization nor the controlling structures to the mineralization have been defined, and as the Yellow Pine district has a history of significant lead/zinc production from within veins or replacements of brecciated rocks along fault zones, the mineralized zones of the Candy Lode Claim should be explored for potential economical mineral zones.

It is recommended that Mesquite Mining Inc. complete a three phased exploration program on the Candy Lode Claim. Phase I would consist of VLF-EM and magnetometer surveys along the extensions of the known mineral zones to determine the potential structural controls to the known mineral zones. Phase II would consist of localized soil surveys, trenching, and sampling over the indicated extensions of the mineral zones. Phase III would consist of test diamond drilling of the prime indicated mineral zones.

Recommended Exploration Program and Estimated Cost

Phase	Exploration Program	Cost	Status
Phase 1	VLF-EM and magnetometer surveys	$6,500	Expected to be completed in spring, 2008 (dependent on consulting geologist's schedule).
Phase 2	Localized soil surveys, trenching and sampling over known and indicated mineralized zones	$9,500	Expected to be completed in fall, 2008 (depending on the results of Phase 1, and consulting geologist's schedule).
Phase 3	Test Diamond drilling outlined by Phase 1 and 2 programs.	$70,000	Expected to be completed in winter, 2008 (depending on the results of Phase 2, and consulting geologist's schedule.)
	Total Estimated Cost	**$86,000**	

Competition

We are an explorations stage company. We do not compete directly with anyone for the exploration or removal of minerals from our property as we hold all interest and rights to the claim. Readily available commodities markets exist in the U.S. and around the world for the sale of gold, silver and other minerals. Therefore, we will likely be able to sell any gold, silver or other minerals that we are able to recover.

We will be subject to competition and unforeseen limited sources of supplies in the industry in the event spot shortages arise for supplies such as dynamite, and certain equipment such as bulldozers and excavators that we will need to conduct exploration. We have not yet attempted to locate or negotiate with any suppliers or products, equipment or services and will not do so until funds are received from this offering. If we are unsuccessful in securing the products, equipment and services we need we may have to suspend our exploration plans until we are able to do so.

We compete with other mineral resource exploration and development companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration and development companies with whom we compete have greater financial and technical resources than us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Research and Development Expenditures

We have not incurred any research expenditures since our incorporation.

Bankruptcy or Similar Proceedings

There has been no bankruptcy, receivership or similar proceeding.

Reorganizations, Purchase or Sale of Assets

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States generally, and in the state of Nevada specifically. We will also be subject to the regulations of the Bureau of Land Management, Department of the Interior.

Patents and Trademarks

We do not own, either legally or beneficially, any patents or trademarks.

Need for Government Approval for its Products or Services

We are not required to apply for or have any government approval for our product or services.

FACILITIES

We currently do not own any physical property or own any real property. We purchased the Candy Property at a cost of $8,500. Title to the Candy Property mineral claims is held by Mesquite Mining, Inc.

We currently utilize space provided to us on a rent free basis from our officer and director, Beverly Frederick at 4321 7th Avenue, Los Angeles, CA 90008. Management believes the current premises are sufficient for its needs at this time.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

We have no employees other than our officer and director as of the date of this prospectus. Ms. Frederick currently devotes approximately 6 hours per week to company matters and after receiving funding, she plans to devote as much time as the Board of Directors determines is necessary to manage the affairs of the company. There are no formal employment agreements between the company and our current employees. We conduct our business largely through consultants.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings, and we are not aware of any pending or potential legal actions.

DIRECTOR, EXECUTIVE OFFICER, PROMOTER AND CONTROL PERSON

The names, ages and titles of our executive officers and director are as follows:

Name and Address of Executive Officer and/or Director	Age	Position
Beverly Frederick 4321 7th Avenue Los Angeles, CA 90008	49	President, Secretary, Treasurer and Director

Ms. Beverly Frederick is the promoter of Mesquite Mining, Inc., as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Ms. Frederick has no formal training as a geologist or in the technical or managerial aspects of management of a mineral exploration company. Her prior business experiences have primarily been within the residential and commercial real estate industry and not in the mineral exploration industry. Accordingly, we will have to rely on the technical services of others to advise us on the managerial aspects specifically associated with a mineral exploration company. We do not have any employees who have professional training or experience in the mining industry. We rely on independent geological consultants to make recommendations to us on work programs on our property, to hire appropriately skilled persons on a contract basis to complete work programs and to supervise, review, and report on such programs to us.

Term of Office

Our director is appointed to hold office until the next annual meeting of our stockholders or until her successor is elected and qualified, or until she resigns or is removed in accordance with the provisions of the Delaware Revised Statutes. Our officer is appointed by our Board of Directors and holds office until removed by the Board.

Significant Employees

We have no significant employees other than our officer and/or director, Ms. Beverly Frederick. Ms. Frederick currently devotes approximately 6 hours per week to company matters. After receiving funding per our business plan Ms. Frederick intends to devote as much time as the Board of Directors deem necessary to mange the affairs of the company.

Ms. Frederick has not been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limited her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with he purchase or sale of any securities.

Ms. Frederick has not been convicted in any criminal proceeding (excluding traffic violations) nor is she subject of any currently pending criminal proceeding.

We conduct our business through agreements with consultants and arms-length third parties. Currently, we have no formal consulting agreements in place. We have a verbal arrangement with the consulting geologist currently conducting the exploratory work on the Candy Property. We pay the consulting geologist the usual and customary rates received by geologists performing similar consulting services.

Resume

Beverly Frederick serves as President, Secretary and Treasurer of Mesquite Mining, Inc. since October 23, 2007 (inception). From 2007 to current, Ms. Frederick serves as a management executive at Bond Companies, a commercial real estate company in Los Angeles, CA. From 2005 to 2007, she was a commercial real estate management consultant for Cedar Management, LLC, Los Angeles, CA. From 2000 to 2005, Ms. Frederick worked in residential and commercial real estate in Riverside County, CA. Ms. Frederick is a member of the National Association of Realtors and the California Association of Realtors.

EXECUTIVE COMPENSATION

Management Compensation

Our current director and officer is Beverly Frederick.

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the period from our inception through to December 31, 2007:

| Name | Title | Year | Annual Compensation | | | Long Term Compensation | | | |
			Salary ($)	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/* SARs (#)	LTIP payouts ($)	All Other Compensation
Beverly Frederick	President, Secretary, Treasurer, and Director	2007	$0	$0	$0	$0	$0	$0	$0

There are no current employment agreements between the company and its officer/director.

On November 3, 2007, a total of 1,500,000 shares of common stock were issued to Ms. Beverly Frederick in exchange for cash in the amount of $15,000 or $0.01 per share. The terms of this stock issuance was as fair to the company, in the opinion of the board of director, as if it could have been made with an unaffiliated third party.

Ms. Frederick currently devotes approximately 6 hours per week to manage the affairs of the company. She has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide management salaries. At this time, we cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

There are no annuity, pension or retirement benefits proposed to be paid to the officer or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ms. Frederick will not be paid for any underwriting services that she performs on our behalf with respect to this offering. She will also not receive any interest on any funds that she may advance to us for expenses incurred prior to the offering being closed. Any funds loaned will be repaid from the proceeds of the offering.

On November 3, 2007, a total of 1,500,000 shares of Common Stock was issued to Ms. Frederick in exchange for $15,000, or $0.01 per share. All of such shares are "restricted" securities, as that term is defined by the Securities act of 1933, as amended, and are held by a director of the Company. (See "Dilution".)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of February 21, 2008 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) our director, and or (iii) our officer. Unless otherwise indicated, the stockholder listed possesses sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock[1]
Common Stock	Beverly Frederick, Director 4321 7th Avenue Los Angeles, CA 90008	1,500,000 Direct	100%
Common Stock	Officer and/or director as a Group	1,500,000	100%

Holders of More than 5% of Our Common Stock

_____

(1)   A beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 21, 2008. As of February 21, 2008, there were 1,500,000 shares of our common stock issued and outstanding.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 80,000,000 shares of common stock, with a par value of $0.0001 per share. As of February 21, 2008, there were 1,500,000 shares of our common stock of our common stock issued and outstanding that was held of record by one (1) registered stockholder.

Common Stock

The following is a summary of the material rights and restrictions associated with our common stock. This description does not purport to be a complete description of all of the rights of our stockholders and is subject to, and qualified in its entirety by, the provisions of our most current Articles of Incorporation and Bylaws, which are included as exhibits to this Registration Statement.

The holders of our common stock currently have (i) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stock holders may vote. All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued,

will be fully paid for and non-assessable. Please refer to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-Cumulative Voting

The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holder of more than 50% of such outstanding shares, voting for the election of director, can elect all of the directors to be elected, if she so chooses, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. After this Offering is completed, the present stockholder will own 60% of the outstanding shares. (See "Dilution").

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation provide that we will indemnify an officer, director, or former officer or director, to the full extent permitted by law. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by one of our director, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

LEGAL MATTERS

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in our company or any of its parents or subsidiaries. Nor was any such person connected with our company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

EXPERTS

The law firm of Batcher, Zarcone & Baker LLP, has passed upon the validity of the shares being offered and certain other legal matters and is representing us in connection with this offering. Ms. Batcher's consent is attached to this prospectus as an exhibit.

George Stewart, CPA, our independent registered public accountant, has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. George Stewart has presented its report with respect to our audited financial statements. The report of George Stewart is included in reliance upon their authority as experts in accounting and auditing, and his consent is attached to this prospectus as an exhibit.

Laurence Sookochoff, P. Eng., Sookochoff Consultants Inc., is our consulting geologist. Mr. Sookochoff is a consulting professional geologist in the Geological Section and is a member in good standing of the Association of Professional Engineers and Geoscientists in British Columbia, Canada. Mr. Sookochoff's consent is attached to this prospectus as an exhibit.

AVAILABLE INFORMATION

We have not previously been required to comply with the reporting requirements of the Securities Exchange Act. We have filed with the SEC a registration statement on Form S-1 to register the securities offered by this prospectus. For future information about us and the securities offered under this prospectus, you may refer to the registration statement and to the exhibits filed as a part of the registration statement.

In addition, after the effective date of this prospectus, we will be required to file annual, quarterly and current reports, or other information with the SEC as provided by the Securities Exchange Act. You may read and copy any reports, statements or other information we file at the SEC's public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public through the SEC Internet site at www.sec.gov.

FINANCIAL STATEMENTS

The financial statements of Mesquite Mining, Inc. for the year ended December 31, 2007, and related notes, included in this prospectus have been audited by George Stewart, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants.

MESQUITE MINING, INC.

Index

GEORGE STEWART, CPA
2301 SOUTH JACKSON STREET, SUITE 101-G
SEATTLE, WASHINGTON 98144
(206) 328-8554 FAX(206) 328-0383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mesquite Mining, Inc.

I have audited the accompanying balance sheet of Mesquite Mining, Inc. (An Exploration Stage Company) as of December 31, 2007, and the related statement of operations, stockholders' equity and cash flows for the period from October 23, 2007 (inception), to December 31, 2007. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mesquite Mining, Inc. (An Exploration Stage Company) as of December 31, 2007, and the results of its operations and cash flows from October 23, 2007 (inception), to December 31, 2007 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note # 6 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note # 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ George Stewart, CPA

Seattle, Washington
February 12, 2008

Mesquite Mining, Inc.
(An Exploration Stage Company)
Balance Sheet

		As of December 31, 2007
ASSETS		
Current Assets		
Cash	$	6,507
Total Current Assets		6,507
TOTAL ASSETS	$	6,507
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	**$**	-
Total Current Liabilities		-
Total Liabilities		-
Stockholders' Equity		
Common stock, ($0.0001 par value, 80,000,000 shares authorized; 1,500,000 shares issued and outstanding as of December 31, 2007		150
Additional paid-in capital		14,850
Deficit accumulated during exploration stage		(8,493)
Total Stockholders' Equity		6,507
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	**6,507**

Mesquite Mining, Inc.
(An Exploration Stage Company)
Statement of Operations

		October 23, 2007 (inception) through December 31, 2007
Revenues		
Revenues	$	-
Total Revenues		-
General & Administrative Expenses		8,493
Total General & Administrative Expenses		**(8,493)**
Net Income (Loss)	$	**(8,493)**
Basic earning (loss) per share	$	(0.01)
Weighted average number of common shares outstanding		1,500,000

Mesquite Mining, Inc.
(An Exploration Stage Company)
Statement of Changes in Stockholders' Equity
From October 23, 2007 (Inception) through December 31, 2007

	Common Stock	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Total
Balance, October 23, 2007	-	$ -	$ -	$ -	$ -
Stock issued for cash on November 3, 2007 @ $0.01 per share	1,500,000	150	14,850		15,000
Net loss, December 31, 2007				(8,493)	(8,493)
Balance, December 31, 2007	**1,500,000**	**$ 150**	**$ 14,850**	**$ (8,493)**	**$ 6,507**

Mesquite Mining, Inc.
(An Exploration Stage Company)
Statement of Cash Flows

	October 23, 2007 (inception) through December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (8,493)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Accounts Payable	-
Net cash provided by (used in) operating activities	**(8,493)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash provided by (used in) investing activities	**-**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	150
Additional paid-in capital	14,850
Net cash provided by (used in) financing activities	**15,000**
Net increase (decrease) in cash	**6,507**
Cash at beginning of period	**-**
Cash at end of year	$ **6,507**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during year for :	
Interest	$ -
Income Taxes	$ -

See Notes to Financial Statements

F-5

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Mesquite Mining, Inc. (the Company) was incorporated on October 23, 2007 under the laws of the State of Delaware. The Company is primarily engaged in the acquisition and exploration of mining properties.

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. Upon the location of commercially mineable reserves, the Company plans to prepare for mineral extraction and enter the development stage.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Pro Forma Compensation Expense

No stock options have been issued by the Company. Accordingly; no pro forma compensation expense is reported in these financial statements.

Mineral Property Acquisition and Exploration Costs

The Company expenses all costs related to the acquisition and exploration of mineral properties in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all costs are being expensed.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization, when appropriate, using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years). Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

the related accumulated depreciation is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Income Taxes

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Investments

Investments that are purchased in other companies are valued at cost less any impairment in the value that is other than temporary in nature.

Per Share Information

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

NOTE 3 - PROVISION FOR INCOME TAXES

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

As of December 31, 2007

Deferred tax assets:		
Net Operating Loss	$	8,493
Tax Rate		34%
Gross deferred tax assets	$	2,888
Valuation allowance	$	(2,888)
Net deferred tax assets	$	-0-

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not presently involved in any litigation.

NOTE 5 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements will have no significant impact on the Company and its reporting methods.

NOTE 6 – GOING CONCERN

Future issuances of the Company's equity or debt securities will be required in order for the Company to continue to finance its operations and continue as a going concern. The Company's present revenues are insufficient to meet operating expenses.

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $ 8,493 since its inception and requires capital for its contemplated operational and marketing activities to take place. The Company's ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

NOTE 7 – RELATED PARTY TRANSACTIONS

Beverly Frederick, the sole officer and director of the Company may, in the future, become involved in other business opportunities as they become available, thus she may face a conflict in selecting between the Company and her other business opportunities. The Company has not formulated a policy for the resolution of such conflicts.

Beverly Frederick, the sole officer and director of the Company, will not be paid for any underwriting services that she performs on behalf of the Company with respect to the Company's upcoming S-1 offering. She will also not receive any interest on any funds that she advances to the Company for offering expenses prior to the offering being closed which will be repaid from the proceeds of the offering.

NOTE 8 – STOCK TRANSACTIONS

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of Statement of Financial Accounting Standards 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of Statement of Financial Accounting Standards 123. These issuances shall be accounted for based on the fair value of the "consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

On November 3, 2007 the Company issued a total of 1,500,000 shares of common stock to one director for cash in the amount of $0.01 per share for a total of $15,000.

As of December 31, 2007 the Company had 1,500,000 shares of common stock issued and outstanding.

NOTE 9 – STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of December 31, 2007:

Common stock, $ 0.0001 par value: 80,000,000 shares authorized; 1,500,000 shares issued and outstanding.

NOTE 10 – MINERAL PROPERTY

During the period ended December 31, 2007, the Company entered into a purchase agreement to acquire an undivided 100% interest in a mineral claim (known as the "Candy Lode Mining Claim") located in the Yellow Pine Mining District, Clark County, Nevada. The consideration was $8,500 cash (paid) on execution of the agreement.

Dealer Prospectus Delivery Obligation